UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Viridian Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

92790C 104

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92790C 104	Page 2 of 8

1.	Names of Reporting Persons Venrock Opportunities Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,882,615 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,882,615 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,882,615 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Opportunities Fund, L.P. and Venrock Opportunities Management, LLC are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 1,352,322 shares of common stock held by Venrock Opportunities Fund, L.P. and (ii) 530,293 shares of common stock issuable upon conversion of Series B preferred stock held by Venrock Opportunities Fund, L.P.

(3)	This percentage is calculated based upon the sum of (i) 63,889,920 shares of common stock outstanding as of August 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2024 and (ii) 530,293 shares of common stock issuable upon conversion of Series B preferred stock.

CUSIP No. 92790C 104	Page 3 of 8

1.	Names of Reporting Persons Venrock Opportunities Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,882,615 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,882,615 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,882,615 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Opportunities Fund, L.P. and Venrock Opportunities Management, LLC are members of a group for the purposes of this Schedule 13G/A.

(2)	Consists of (i) 1,352,322 shares of common stock held by Venrock Opportunities Fund, L.P. and (ii) 530,293 shares of common stock issuable upon conversion of Series B preferred stock held by Venrock Opportunities Fund, L.P.

(3)	This percentage is calculated based upon the sum of (i) 63,889,920 shares of common stock outstanding as of August 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024 and (ii) 530,293 shares of common stock issuable upon conversion of Series B preferred stock.

CUSIP No. 92790C 104	Page 4 of 8

Item 1.

	(a)	Name of Issuer Viridian Therapeutics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 221 Crescent Street, Suite 401, Waltham, MA 02453

Item 2.

	(a)	Name of Person Filing Venrock Opportunities Fund, L.P. Venrock Opportunities Management, LLC

	(b)	Address of Principal Business Office or, if none, Residence New York Office: Palo Alto Office: 7 Bryant Park 3340 Hillview Avenue 23rd Floor Palo Alto, CA 94304 New York, NY 10018

	(c)	Citizenship Both Venrock Opportunities Fund, L.P. and Venrock Opportunities Management, LLC were organized in Delaware.

	(d)	Title of Class of Securities Common Stock, $0.01 par value per share

	(e)	CUSIP Number 92790C 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned as of September 30, 2024:

	Venrock Opportunities Fund, L.P.	1,882,615	(1)
	Venrock Opportunities Management, LLC	1,882,615	(1)

(b)	Percent of class as of September 30, 2024:

	Venrock Opportunities Fund, L.P.	2.9	%(2)
	Venrock Opportunities Management, LLC	2.9	%(2)

CUSIP No. 92790C 104	Page 5 of 8

(c)	Number of shares as to which the person has, as of September 30, 2024:

	(i)	Sole power to vote or to direct the vote:

		Venrock Opportunities Fund, L.P.	0
		Venrock Opportunities Management, LLC	0

	(ii)	Shared power to vote or to direct the vote:

		Venrock Opportunities Fund, L.P.	1,882,615	(1)
		Venrock Opportunities Management, LLC	1,882,615	(1)

	(iii)	Sole power to dispose or to direct the disposition of:

		Venrock Opportunities Fund, L.P.	0
		Venrock Opportunities Management, LLC	0

	(iv)	Shared power to dispose or to direct the disposition of:

		Venrock Opportunities Fund, L.P.	1,882,615	(1)
		Venrock Opportunities Management, LLC	1,882,615	(1)

(1)     Consists of (i) 1,352,322 shares of common stock held by Venrock Opportunities Fund, L.P. and (ii) 530,293 shares of common stock issuable upon conversion of Series B preferred stock held by Venrock Opportunities Fund, L.P. Venrock Opportunities Management, LLC is the general partner of Venrock Opportunities Fund, L.P.

(2)     This percentage is calculated based upon the sum of (i) 63,889,920 shares of common stock outstanding as of August 5, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024 and (ii) 530,293 shares of common stock issuable upon conversion of Series B preferred stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

CUSIP No. 92790C 104	Page 6 of 8

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 92790C 104	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Venrock Opportunities Fund, L.P.

By:	Venrock Opportunities Management, LLC
Its:	General Partner

By:	/s/ Sherman G. Souther
Name: Sherman G. Souther
Its: Authorized Signatory

Venrock Opportunities Management, LLC

By:	/s/ Sherman G. Souther
Name: Sherman G. Souther
Its: Authorized Signatory

CUSIP No. 92790C 104	Page 8 of 8

EXHIBITS

A:	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on February 14, 2024)